UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2019

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to GK Investment Holdings, LLC, a Delaware limited liability company.

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

As of December 31, 2019, the portion of Lake Mead Crossing owned by LM Partners was 98.6% leased and the portion of Lake Mead Crossing owned by LM Development was 50.7% leased.

We used Bond proceeds to repay the GK Development Loan I in 2017.

2700 Ygnacio

On January 30, 2017, our Company, through 2700 Ygnacio Partners, LLC, a wholly-owned subsidiary of our Company, or Ygnacio Partners, acquired an office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California, or 2700 Ygnacio, from an unaffiliated seller for $14,905,290, excluding prorations. 2700 Ygnacio is a three-story, Class A office building with approximately 108,000 rentable square feet.

As of December 31, 2019, 2700 Ygnacio was 30% leased to numerous tenants.

The purchase of 2700 Ygnacio was financed using (i) a first mortgage loan in the amount of $11,325,000 from Mutual of Omaha Bank, of which $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender, (ii) an interim loan from GK Development of $2,305,000, or the GK Development Loan II, and (iii) proceeds from this offering of $1,750,000.

We used Bond proceeds to repay the GK Development Loan II in 2017.

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company, or Clearwater LA Fitness, as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois, or the LA Fitness Center, through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,203,540, net of prorations. After pro-rations and closing costs, the acquisition was financed using (i) $6,178,383 in cash, and (ii) notes to KeyBank National Association in total principal amount of $8,998,344 with the maturity date on July 9, 2022. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager.

As of December 31, 2019, LA Fitness Center was 100% leased to its single tenant, L.A. Fitness International, LLC.

Financial Summary

For the year ended December 31, 2019, we had revenue of $6,826,807, consolidated net loss before depreciation, amortization of $491,214 and a consolidated net loss of $3,429,966.

For the year ended December 31, 2018, we had revenue of $5,908,469, consolidated net loss before depreciation, amortization of $461,726 and a consolidated net loss of $3,312,195.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for 2019, from January 1, 2019 to December 31, 2019.

As of December 31, 2019, we had the following three assets, (i) a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 152,000 square feet of rentable commercial space, (ii) a Class A office building located in Walnut Creek, California consisting of approximately 152,000 square feet of rentable commercial space and (iii) a commercial rental property located in Oakbrook, Illinois, consisting of approximately 49,440 square feet of rentable commercial space.

Lake Mead Crossing was purchased on November 12, 2015 and GK Development, Inc. assumed management responsibilities on May 1, 2016. 2700 Ygnacio was purchased on January 30, 2017 and GK Development, Inc. assumed management responsibilities on that acquisition date. LA Fitness Center was purchased on July 9, 2019 and GK Development, Inc. assumed management responsibilities on that acquisition date.

For the year ended December 31, 2019, our total revenues from operations amounted to $6,826,807. Operating costs for the same period, including depreciation and amortization of $2,938,752 but excluding interest expense of $5,154,518, amounted to $5,569,537. This resulted in operating income of $1,257,270. Net loss for the year amounted to $3,429,966 after taking into account depreciation and amortization of $2,938,752, interest expense of $5,154,518 and miscellaneous income of $467,282.

For the year ended December 31, 2018, our total revenues from operations amounted to $5,908,469. Operating costs for the same period, including depreciation and amortization of $2,850,469 but excluding interest expense of $4,422,012, amounted to $4,830,036. This resulted in operating income of $1,078,433. Net loss for the year amounted to $3,312,195 after taking into account depreciation and amortization of $2,850,469, interest expense of $4,422,012 and miscellaneous income of $31,384.

Liquidity and Capital Resources

As of December 31, 2019, we had cash on hand of $2,140,621 and restricted cash (funded reserves) of $172,537. The funded reserves are comprised of tenant improvement reserves of $172,537, which is required as a condition precedent of the mortgage loans payable. We offered investors the opportunity to purchase up to a maximum of $50,000,000, and on April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds.

In our offering of a maximum of $50,000,000 of Bonds, purchase price per Bond was $1,000. The Bonds, which bear interest at a fixed rate of 7% per annum, mature on September 30, 2022. As of the date of this report, $33,421,000 have been sold. The proceeds from the offering received to date have been used for the acquisition of 2700 Ygnacio, to partially repay the loans from GK Development and to pay down GKSI IV Loan, related to our acquisition of Lake Mead Crossing. On April 30, 2019, we terminated the offering and as of such date of termination, we had a total net proceeds of $33,421,000 from this offering for company use.

On July 9, 2019, Clearwater LA Fitness partially financed the acquisition of the LA Fitness Center through notes to KeyBank National Association in total principal amount of $8,998,344 with the maturity date on July 9, 2022.

Our short- and long-term liquidity requirements primarily consist of operating expenses, capital expenditures and the repayment of debt. We expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash. In addition, on July 25, 2020, we sold 2700 Ygnacio for $15,700,000 and the net proceeds were used to payoff the mortgage note payable in the approximate amount of $10,427,000, accrued interest of $30,000 and a prepayment penalty of $104,000. We received net proceeds of approximately $4,692,000 after satisfaction of closing costs and prorations.

Trend Information

On April 30, 2019, we terminated our Bond offering and as of such date of termination, we had sold $33,421,000 of Bonds in the offering. We have used the net proceeds from the offering to pay down existing indebtedness and pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Development. Our company is managed by GK Development, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since

Garo Kholamian	61	President and Sole Director	1995
Sherry Mast	53	Principal - Leasing	1997
Gregory C. Kveton	63	Principal - Development	2002
Susan Dewar	62	Senior Vice President - Acquisitions	2004
Melissa Pielet	55	Principal - Equity Markets	2013

Executive Officers

Set forth below is biographical information for GK Development’s executive officers.

Garo Kholamian, age 61, is the President, sole Director and sole shareholder of GK Development. Since the formation of the GK Development in 1995, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office and commercial rental. Prior to forming GK Development, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart’s community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master’s Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor’s Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Gregory C. Kveton, age 63, is the Principal - Development at GK Development. He joined GK Development in 2002 to spearhead GK Development’s ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Development has specialized in projects that deliver steady, increasing value for GK Development’s investors, tenants and community. Previously, Mr. Kveton was Senior Vice President - Operations with fiscal and operation responsibility for GK Development’s portfolio. Before he joined GK Development, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Mr. Kveton was National Director of the Community Centers group, where he oversaw asset and property management for the company’s power and community centers portfolio. Mr. Kveton graduated from Iowa State University with a Bachelor of Science degree in Business Administration. He holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers.

Sherry Mast, age 53, is the Principal - Leasing at GK Development. Ms. Mast joined GK Development in 1997 and, prior to taking over leasing, established property management and financial systems for GK Development. Ms. Mast is responsible for leasing of the company’s entire portfolio and manages outside broker relationships, as well as day-to-day leasing activity. Prior to joining GK Development, Ms. Mast was Marketing Manager for Karp’s, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick’s Finer Foods and American Superstores. Prior to joining Karp’s, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt’s industry-leading service standards. Ms. Mast received her Bachelor’s Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Susan Dewar, age 62, is the Senior Vice President - Acquisitions at GK Development. Susan joined GK Development in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Development. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Development’s properties, and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than 30 acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Melissa Pielet, age 54, is the Principal - Finance at GK Development. Melissa arranges financing for all of GK Development’s acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Development’s portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Development team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial’s 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third party borrowers, including all of GK Development’s acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

Director and Executive Compensation

Our Company does not have directors and executive officers. It is operated by a sole manager, GK Development. Garo Kholamian is the sole shareholder and director of GK Development. We will not reimburse GK Development for any portion of the salaries and benefits to be paid to its directors and executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of December 31, 2019, certain information regarding the beneficial ownership of our outstanding Units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding Units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding Units. Each person named in the table has sole voting and investment power with respect to all of the Class A Units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Interest Acquirable	Percent of Class

Class A Units	Garo Kholamian(1) 257 East Main Street, Suite 200 Barrington, IL 60010	100% Class A Membership Interest	N/A	100%

Class A Units	Directors and Executive Officers 257 East Main Street, Suite 200 Barrington, IL 60010	100% Class A Membership Interest	N/A	100%
_________________
(1) Held by Garo Kholamian individually.

 Item 5. Interest of Management and Others in Certain Transaction

Lake Mead Crossing is managed by GK Development under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected. 2700 Ygnacio is managed by GK Development under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. GK Development was responsible for promoting the sale of the Bonds and was entitled to receive a fee equal to 1.88% of the $50,000,000 gross proceeds received from the offering up to $940,000. As of December 31, 2019, GK Development had received approximately $620,532 in promotional fees. In addition, GK Development was entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross proceeds received from the offering up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross proceeds received from the offering up to $75,000. As of December 31, 2019, GK Development has received approximately $181,539 in reimbursement of organizational and offering expenses and $49,511 in reimbursement of Blue-Sky filing fees. In the aggregate, GK Development, Inc. was entitled to receive 2.58% of the gross proceeds received from the offering.

Our Company through its wholly-owned subsidiaries has entered into the GKSI IV Loan in the maximum amount of $10,500,000, of which $0 was outstanding as of December 31, 2019. We ultimately repaid an aggregate of $13,438,838 on the GKSI IV Loan, including $9,978,483 in principal, $1,967,620 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The GK Development Loan I is in the maximum amount of $2,608,100 and allocated between LM Partners and LM Development, all of which was repaid as of December 31, 2019. GKSI IV is managed by the GK Development.

Our Company through its wholly-owned subsidiaries has entered into the GK Development Loan I with GK Development in the maximum amount of $2,608,100, all of which was repaid as of December 31, 2019, $1,628,000 from Bond proceeds and $980,000 from the proceeds received from the sale of a building to PDCS.

Our Company through its wholly-owned subsidiary has entered into the GK Development Loan II in the maximum amount of $855,000, all of which was repaid as of December 31, 2019 from Bond proceeds.

With respect to related parties, amounts incurred in 2019 consisted of the following:

GK Development, Inc.
Management fees (3% or 5% of gross collections)	$260,513
Acquisition fees (2% of the purchase price)	$296,997
Leasing commissions - capitalized	$310,143
Reimbursed expenses	$85,715
Bond issuance costs	$222,302

Item 6. Other Information

None.

Item 7. Financial Statements

GK Investment Holdings, LLC
(a Delaware limited liability company)

Consolidated Financial Statements
December 31, 2019 and 2018

Table of Contents
December 31, 2019 and 2018

Independent Auditor’s Report	9
Consolidated Financial Statements
Consolidated Balance Sheets	10
Consolidated Statements of Operations	11
Consolidated Statements of Members' Equity (Deficit)	12
Consolidated Statements of Cash Flows	13 – 14
Notes to Consolidated Financial Statements	15 – 38

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GK Investment Holdings, LLC
Richmond, Virginia

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of GK Investment Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations, members’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit of $7,897,040 as of December 31, 2019 and subsequent to year-end, the Company’s tenants have shut down or have had their operations severely restricted, which have had a significant impact on the Company’s rental income, results of operations, liquidity, and cash flows. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluations of the events and conditions and management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2019.

Richmond, Virginia
August 17, 2020

GK Investment Holdings, LLC
Consolidated Balance Sheets
December 31, 2019 and 2018

	2019	2018
ASSETS
Rental properties	$55,511,603	$55,572,454
Less: Accumulated depreciation	4,325,265	3,822,213
	51,186,338	51,750,241

Assets held for sale	12,751,075	-
Cash	2,140,621	1,860,220
Accounts receivable - tenants	313,166	101,966
Deferred rent receivable	209,407	212,024
Deferred leasing costs - Net	796,963	607,024
Lease intangibles - Net	2,418,269	1,738,414
Restricted cash - funded reserves	172,537	852,946
Other assets	29,118	58,434

Total assets	$70,017,494	$57,181,269

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES
Notes payable - Net	$35,402,902	$37,677,510
Bonds payable - Net	30,073,701	21,779,147
Liabilities associated with assets held for sale	10,621,884	-
Lease intangibles - Net	1,148,889	1,555,543
Accrued interest	225,419	170,068
Other accrued liabilities	340,272	177,053
Other liabilities	83,467	271,022

Total liabilities	77,896,534	61,630,343

Commitments and Contingencies (Notes 6, 7, 8 and 9)	-	-

Members' Equity (Deficit)
Members' Equity (Deficit)	(7,879,040)	(4,449,074)

Total liabilities and members' (deficit)	$70,017,494	$57,181,269

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC
Consolidated Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018

Revenues	$6,826,807	$5,908,469

Operating Expenses
Operating expenses	1,351,977	1,164,208
Insurance	114,570	109,955
Management fees	260,513	220,546
Professional fees	248,183	93,535
Real estate taxes	655,542	391,323
Depreciation and amortization	2,938,752	2,850,469
	5,569,537	4,830,036

Operating Income	1,257,270	1,078,433

Other Income and (Expense)
Interest expense	(5,154,518)	(4,422,012)
Miscellaneous income	467,282	31,384
	(4,687,236)	(4,390,628)

Consolidated Net Loss	$(3,429,966)	$(3,312,195)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity (Deficit)
Years Ended December 31, 2019 and 2018

	2019	2018

Balance - Beginning of Year	$(4,449,074)	$(1,136,879)

Consolidated Net Loss	(3,429,966)	(3,312,195)

Balance - End of Year	$(7,879,040)	$(4,449,074)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities

Consolidated Net Loss	$(3,429,966)	$(3,312,195)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization	2,938,752	2,850,469
Amortization of above-market leases	222,892	401,923
Accretion of below-market leases	(397,230)	(402,492)
Deferred rent receivable (straight-line rent adjustment)	(89,956)	(22,140)
Amortization of debt issuance costs and debt discount	195,518	1,112,901
Amortization of bond issuance costs and bond discount	926,815	278,961
Changes in:
Accounts receivable - tenants	(225,806)	(29,207)
Other assets	16,708	65,763
Accrued interest	55,351	(15,697)
Other accrued liabilities	119,493	415
Other liabilities	(102,175)	11,937

Net cash provided by operating activities	230,396	940,638

Cash Flows from Investing Activities
Acquisition of rental property	(15,203,540)	-
Additions to rental properties	(21,247)	(330,370)
Payments of deferred leasing commissions	(313,464)	(116,478)

Net cash (used in) investing activities	(15,538,251)	(446,848)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	(Continued)	(Continued)
	2019	2018

Cash Flows from Financing Activities
Proceeds from notes payable	$9,302,142	$-
Payments of notes payable	(1,063,868)	(10,956,575)
Payment of additional amounts due under note payable obligation	-	(3,382,221)
Payment of debt issuance costs	(305,594)	(199,570)
Proceeds from bonds payable, net of discount	8,623,141	16,653,780
Redemption of bonds payable	(414,000)	-
Payment of bond issuance costs	(841,402)	(1,661,792)

Net cash provided by financing activities	15,300,419	453,622

Net (Decrease) Increase in Cash and restricted cash	(7,436)	947,412

Cash and restricted cash - Beginning of year	2,713,166	1,765,754

Cash and restricted cash - End of year	$2,705,730	$2,713,166

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$3,976,834	$3,045,847

Supplemental Disclosure of Non-cash Investing and Financing Activities

Increase in accrued liabilities for rental property additions	$168,000	$-

Classification of Cash and Restricted Cash
Cash	$2,140,621	$1,860,220
Restricted cash - funded reserves	172,537	852,946
Cash - included in Assets Held for Sale	392,572	-
Total cash and restricted cash	$2,705,730	$2,713,166

See Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $33,007,000 and $24,387,750 were sold as of December 31, 2019 and 2018, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries as of December 31, 2019, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017. Clearwater was formed to acquire a two-story retail building located in Oak Brook, Illinois. Clearwater was purchased on July 9, 2019. Collectively, the real estate owned by these entities are referred to as the “Properties”.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Going Concern Considerations: Impact of Disease Outbreak and Management’s Plans

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. First identified in late 2019 and known now as COVID-19, the outbreak has impacted hundreds of thousands of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. No impairments were recorded as of the balance sheet date as no triggering events or changes in circumstances had occurred as of year-end; however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future.

Management believes the accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern. The Company has an accumulated deficit of $7,897,040 and $4,449,074 at December 31, 2019 and 2018, respectively.

Subsequent to year end and the outbreak of the COVID-19 pandemic, as a result of national and state governmental mandates, retail and office tenants have shut down or have had their operations severely restricted. These actions have significantly impacted the tenants’ ability to remit rental income payments to the Company. At the Clearwater property, only the first three months of rental income has been collected (in the amount of $367,000) and approximately $436,000 remains outstanding as of report date, however, as of July 1, 2020 the tenant resumed paying rent. As a result, the Company has moved to mitigate the cash flow shortage by actively working with their lenders to modify their note payable obligations, to waive covenant violations and to release restrictions on cash reserve balances.
In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying December 31, 2019 consolidated balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to generate cash from future operations.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Cash and Restricted Cash - The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves.

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement for a period of twenty-four months commencing from the first bond closing date (October 17, 2016).

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominately at the discretion of the tenant, provided certain conditions are satisfied.

●
Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases.
●
Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee.  We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.
●
We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
●
Rental income may also include payments received in connection with lease termination agreements.  Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
●
Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At December 31, 2019 and 2018, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded such amount would be presented net with income related to leases on the accompanying consolidated statements of operations. There was no bad debt expense recorded for the years ended December 31, 2019 or 2018.

Rental Properties - Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. When the carrying value exceeds the fair value, less estimated costs to sell an impairment charge is recognized. The Company estimates fair value, less estimated closing costs based on similar real estate sales transactions. These valuation assumptions are based on the three-level valuation hierarchy for fair value measurement and represent Level 3 inputs. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. No impairment charges were recorded for the years ended December 31, 2019 or 2018.

Lease Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon the acquisition of the Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date each Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of December 31, 2019 and 2018.

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the rental properties. Debt discounts are specifically related to additional amounts due under the agreements with GKSI IV, LLC (Note 6) related to the financing of the Lake Mead property. Collectively, these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs and debt discounts are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2019 and 2018, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Changes in Accounting Policies - In May 2014, FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (ASC 606),” which outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard states that “an entity recognized revenue to depict the transfer of promised goods or services.” While the standard specifically references contracts with customers, it may apply to certain other transactions such as the sale of real estate or equipment. The Company’s adoption of the standard on January 1, 2018 did not have an impact on the pattern of revenue recognition.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In November 2016, the FASB issued ASU 2016-18, “Restricted Cash,” which requires that the statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This standard states that transfers between cash, cash equivalents, and restricted cash are not part of the entity’s operating, investing, and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. On January 1, 2018, the Company adopted the standard and retrospectively applied the guidance of the standards.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” which results in lessees recognizing most leased assets and corresponding lease liabilities on the balance sheet. Lessor accounting remains substantially similar to previous accounting, however, certain refinements were made to conform the standard with the recently issued revenue recognition guidance in ASU 2014-09 “Revenue from Contracts with Customers”, specifically related to the allocation and recognition of contract consideration earned from lease and non-lease revenue components. ASC 842 also limits the capitalization of leasing costs to initial indirect costs.

Further, the guidance requires (i) lease-related revenues to be presented in a single line item rather than the current presentation which separates them between “rental income” and “tenant recovery income” on the consolidated statements of operations and other comprehensive (loss) income and (ii) bad debt expense to be presented as an adjustment to revenue rather than the current presentation within “operating expenses” on the consolidated statements of operations and other comprehensive (loss) income. The standard also requires that lessors expense, on an as-incurred basis, certain indirect initial costs that are not incremental in negotiating a lease. Under existing standards, certain of these costs are capitalized and therefore this new standard may result in certain of these costs being expensed as incurred after adoption.

On January 1, 2019, we began recognizing consideration received from fixed common area maintenance arrangements on a straight-line basis as this consideration is attributed to the lease component. Incremental direct leasing costs may be capitalized under the new guidance, which is consistent with our existing policies. We have adopted the package of three practical expedients. With regards to the presentation of revenue, the Company has presented income related to leases as a single line item, net of bad debt expense, on the consolidated statements of operations beginning in 2018. As a result, the revenue balance for the year ending December 31, 2018 separately presents minimum rents in the amount of $5,431,556 and tenant recoveries in the amount of $476,913.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including August 17, 2020, which is the date the consolidated financial statements were available to be issued.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Reclassification – Certain 2018 amounts on the consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows have been reclassified to conform with 2019 presentation.

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

	Depreciable Life - Years	2019	2018

Land	-	$16,857,082	$25,833,373
Land Improvements	10	2,490,252	2,516,513
Building and improvements	35 - 40	34,510,018	25,088,811
Tenant Improvements	(a)	1,654,251	2,127,362
Furniture and fixtures	7	-	6,395
Total cost		55,511,603	55,572,454

Accumulated depreciation		4,325,265	3,822,213

Net rental properties		$51,186,338	$51,750,241

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $1,513,167 and $1,311,140 for the years ended December 31, 2019 and 2018, respectively.

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale” as management was in discussions with a potential buyer of the property. At that point, depreciation ceased. Subsequent to year end, on January 10, 2020, the property went under contract.

On July 25, 2020, the Company sold the property for $15,700,000 and the net proceeds were used to payoff the mortgage note payable in the approximate amount of $10,427,000, accrued interest of $30,000 and a prepayment penalty of $104,000. Net proceeds of approximately $4,692,000 were received by the Company, after satisfaction of closing costs and prorations. Included in the closing costs was a disposition fee paid to GK Development, Inc. of $314,000. The Company will recognize a gain of approximately $3,429,000 from the sale in 2020.

Note 2 - Rental Properties and Assets Held for Sale (continued)

As of December 31, 2019 and 2018, assets held for sale and associated liabilities, consisted of the following:

	2019	2018
Rental property, net	$11,972,654	$-
Cash	392,572	-
Accounts receivable - tenants	14,606	-
Deferred rent receivable	92,573	-
Deferred leasing costs - Net	219,619	-
Lease intangibles - Net	46,443	-
Other assets	12,608	-

Total assets held for sale	$12,751,075	$-

Notes payable - Net	$10,402,806	$-
Lease intangibles - Net	9,424	-
Other accrued liabilities	124,274	-
Other liabilities	85,380	-
Total liabilities associated with assets held for sale	$10,621,884	$-

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized of follows:

	Basis of Amortization	2019	2018

Lease commissions	Lease terms	$1,416,765	$1,315,200

Accumulated amortization		619,802	708,176

Deferred leasing costs - net		$796,963	$607,024

Total amortization expense charged to operations amounted to $344,688 and $281,674 for the years ended December 31, 2019 and 2018, respectively.

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale”. At that point, the related amortization ceased.

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	2019	2018

Above-market leases	$1,423,449	$1,282,002
In-place leases	4,618,932	5,066,754
	6,042,381	6,348,756

Accumulated amortization
Above-market leases	954,415	1,103,781
In-place leases	2,669,697	3,506,561
	3,624,112	4,610,342

Lease intangible assets - net	$2,418,269	$1,738,414

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $222,892 and $401,923 for the years ended December 31, 2019 and 2018, respectively. Total amortization expense, attributable to in-place leases amounted to $1,080,897 and $1,257,655 for the years ended December 31, 2019 and 2018, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2020	$383,417	$89,340	$472,757
2021	357,466	89,340	446,806
2022	347,443	89,340	436,783
2023	336,887	89,340	426,227
2024	336,887	89,340	426,227
Thereafter	187,135	22,334	209,469
Total	$1,949,235	$469,034	$2,418,269

Note 4 - Lease Intangibles (continued)

Lease intangible liabilities (excluding amounts associated with assets held for sale) consisted of:

	2019	2018

Below market leases	$2,591,202	$2,842,109

Accumulated accretion	1,442,313	1,286,566

Lease intangible liabilities - net	$1,148,889	$1,555,543

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $397,230 and $402,492 for the years ended December 31, 2019 and 2018, respectively.

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total

2020	$177,005
2021	156,332
2022	151,601
2023	148,246
2024	148,246
Thereafter	367,459
Total	$1,148,889

As of December 31, 2019, management determined that the Ygnacio rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale”. At that point, the related amortization ceased.

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)
Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

Note 5 – Restricted Cash - Funded Reserves – (continued)

2700 Ygnacio, LLC (“Ygnacio”):
Tenant improvement/lease commission reserves: On acquisition, a reserve account in the amount of $500,000 was funded from the Mutual Bank of Omaha loan proceeds to be used to fund leasing commissions and tenant improvements approved by the lender. Ygnacio is not required to fund additional amounts into this reserve account. The funded reserves have been pledged as additional collateral for the Mutual Bank of Omaha mortgage loan. As of December 31, 2019, this reserve had been depleted and was not required to be replenished.

GK Investment Holdings, LLC:
Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

On April 30, 2019, the Company terminated the offering and as of such date of termination, is no longer required to maintain the bond service reserve. During 2019, the remaining funds were transferred and the account was closed.

Restricted cash - funded reserves consisted of:

	2019	2018

Tenant improvement/lease commission reserves	$172,537	$391,975
Bond service reserve	-	460,971

	$172,537	$852,946

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the rental property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,904.

Note 6 - Notes Payable (continued)

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,782,106 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2019 and 2018.

Subsequent to year end, on May 7, 2020 the lender agreed to defer, but not waive or forgive, all principal payments for the moths of April, May and June 2020 in the total amount of $186,000. During the deferral period, the Company continued to make interest payments on the loan, and the deferred principal continued to accrue interest. In addition, the Company cannot make any member distributions until the deferred balance is paid in full, and a debt service coverage ratio of 1.25 to 1.0 is reached.

GK Secured Income IV, LLC

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”), a related party, in the maximum amount of $10,500,000, allocated between LM Parent and LM Development (together, LM Partners, LM Parent and LM Development are referred to as “Lake Mead”). GKSI IV is managed by the Manager and the Sponsor of the Bonds. In January 2018, Lake Mead commenced repaying the GKSI IV loan out of bond proceeds and on January 4, 2019, the loan with GKSI IV was paid in full.

The loan bore interest at 8.00% per annum and required monthly interest only payments until maturity on November 12, 2018. The loan was collateralized by GKIH, LM Parent, and LM Development, granting GKSI IV a security interest in the right to receive dividends, distributions, and similar payments. Additionally, 25% of the outstanding principal balance was guaranteed by GK Development, Inc.

As a condition of the loan, the lender, GKSI IV, was obligated to pay a Yield Maintenance Fee to the Members of GKSI IV. In turn, Lake Mead was obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee on the Repayment Amount, which is defined as the Member’s unreturned capital contributions. In total, Lake Mead incurred $1,967,620 related to the Yield Maintenance Fee and such amount is included in interest expense on the consolidated income statement.

In addition, Lake Mead entered into a Distribution Agreement with GKSI IV, which provides that, in the event that GKSI IV has insufficient funds to pay in full the distributions provided for in GKSI IV’s operating agreement, Lake Mead shall pay the shortfall. When GKSI IV was formed, there was a variance of $1,492,735 between the amount raised by GKSI IV and the amount loaned to Lake Mead as a result of formation and syndication costs, i.e., the shortfall noted above.

Note 6 - Notes Payable (continued)

During 2018, the Company repaid the Yield Maintenance Fee in the amount of $1,967,620 and amounts due under the Distribution Agreement in the amount of $1,414,601, and on January 4, 2019, a final payment of $78,134 was made under the terms of the Distribution Agreement. This amount is included in other accrued liabilities on the consolidated balance sheet as of December 31, 2018. The Distribution Agreement between Lake Mead and GKSI IV also terminated upon this final payment.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 4.46% and 5.10% per annum at December 31, 2019 and 2018, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2022. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022, under the same terms and conditions.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2019 and 2018.

GK Secured Income IV, LLC

As noted above, concurrent with the acquisition of the rental property by LM Development, LM Development entered into a loan agreement with GKSI IV in the maximum amount of $10,500,000, allocated between LM Parent and LM Development. See above for the terms of the GKSI IV loan.

In January 2018, LM Development repaid its outstanding principal balance of the GKSI IV loan of $394,000.

2700 Ygnacio, LLC (“Ygnacio”)

Mutual of Omaha Bank

Concurrent with the acquisition of the rental property by Ygnacio, Ygnacio entered into a loan agreement with Mutual of Omaha Bank in the maximum amount of $11,325,000 of which $10,825,000 was used to fund the acquisition of the rental property and the balance of $500,000 was used to fund an account to be used to fund leasing commissions and tenant improvements approved by the lender.

Note 6 - Notes Payable (continued)

The loan bears interest at 4.50% per annum and is payable in monthly principal and interest payments of $63,373. The loan is scheduled to mature on February 1, 2024, however, the loan can be extended for an additional three-year period through February 1, 2027 at the mutual decision of both the borrower and lender, and at an interest rate to be set on or before December 3, 2023. The loan is secured by the rental property and a personal guarantee by an affiliate of one of GKIH’s members. The loan may be entirely prepaid subject to a prepayment penalty ranging from 0.5% to 2.0% of the amount prepaid during the first six years of the term of the loan (i.e., October 21, 2022). Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2019 and 2018.

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

The loan bears interest at the adjusted daily LIBOR, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan matures on July 9, 2022. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the year ending December 31, 2019.

Subsequent to year end, on May 1, 2020 the lender agreed to defer, but not waive or forgive, all interest and principal payments during the time period commencing on May 1, 2020 and continuing up to and including July 31, 2020.

Note 6 - Notes Payable (continued)

Notes payable are summarized as follows:

	2019	2018

Nevada State Bank (NP 1)	$23,983,926	$24,697,764
Nevada State Bank (NP 2)	471,340	485,387
Barrington Bank & Trust Co. N.A.	2,438,400	2,503,800
Mutual of Omaha Bank	10,590,355	10,860,938
KeyBank	9,302,142	-

Total Notes payable, including assets held for sale	46,786,163	38,547,889
Less: Notes payable on assets held for sale	(10,590,355)	-
Total Notes payable	$36,195,808	$38,547,889

	Basis of Amortization	2019	2018
	Straight-line
	over
Debt issuance costs	loan terms	$1,553,811	$1,443,787
Debt discount		-	3,460,355
Subtotal		1,553,811	4,904,142

Less: Accumulated amortization		573,356	4,033,763

Debt issuance costs, including assets held for sale - net		980,455	870,379
Less debt issuance costs on assets held for sale - net		187,549	-
Total debt issuance costs - net		$792,906	$870,379

Notes payable - Net		$35,402,902	$37,677,510

Total amortization expense of debt issuance costs and debt discount charged to operations amounted to $195,518 and $1,112,901 for the years ended December 31, 2019 and 2018, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the years ending December 31, 2019 and 2018 was $1,813,945 and $2,047,333, respectively, of which $124,142 and $95,278 was incurred but not paid as of the years ending December 31, 2019 and 2018, respectively.

Note 6 – Notes Payable (continued)

Future minimum principal payments are as follows, including notes payable on assets held for sale, are as follows:

Years Ending December 31	Total

2020	$1,201,443
2021	1,348,310
2022	12,447,311
2023	1,181,067
2024	10,266,966
Thereafter	20,341,066
Total	$46,786,163

Note 7 – Bonds Payable

The Company had offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022.

The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee. The Indenture Trust Agreement places certain financial covenants on the Company.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

As of June 20, 2018, the Company started a “Volume-Weighted Discount” to the public. The discount ranges from three to five percent depending on the volume of the bonds. The bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest.

Note 7 – Bonds Payable (continued)

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On April 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds. During the year ending December 31, 2018, the Company returned $141,000 of bond proceeds to shareholders. During 2019, the Company redeemed $414,000 of bonds.

Bonds payable are summarized as follows:

	2019	2018

Bonds Payable	$33,007,000	$24,387,750

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$3,182,379	$2,340,977
Bond discount	bond terms	1,031,078	620,970
Subtotal		4,213,457	2,961,947

Less: Accumulated amortization		1,280,158	353,344

Deferred bond issuance costs - net		2,933,299	2,608,603

Bonds payable - net		$30,073,701	$21,779,147

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $926,815 and $278,961 for the years ended December 31, 2019 and 2018, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the years ending December 31, 2019 and 2018 was $2,218,240 and $982,817, respectively, of which $101,277 and $74,790 was incurred but not paid as of the years ending December 31, 2019 and 2018, respectively.

Note 8 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items. Lease income for the year ended December 31, 2018 has been reclassified to conform to the current year presentation.

	2019	2018
Fixed lease income	$6,044,220	$5,431,556
Variable lease income	782,587	476,913
Total lease revenues	$6,826,807	$5,908,469

Approximate minimum base rentals to be received under these operating leases (excluding assets held for sale) are as follows:

Years Ending December 31	Total

2020	$4,345,000
2021	4,002,000
2022	3,576,000
2023	3,106,000
2024	2,690,000
Thereafter	1,362,000
Total	$19,081,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of December 31, 2019, four tenants currently occupy 68.96% of the portion of the retail power center owned by LM Partners, representing approximately 28.77% of the future minimum base rental revenue under leases expiring on various dates between 2021 and 2025. These same tenants account for 27.71% and 31.18% of the base minimum rents for the years ended December 31, 2019 and 2018, respectively.

Note 8 - Operating Leases (continued)

Lake Mead Development, LLC

As of December 31, 2019, two tenants currently occupy 100% of the portion of the power center owned by LM Development, representing approximately 12.31% of the future minimum base rental revenue under leases expiring on various dates between 2022 and 2023. These same tenants account for 7.58% and 7.04% of the base minimum rents for the years ended December 31, 2019 and 2018, respectively.

2700 Ygnacio, LLC

As of December 31, 2019, four tenants currently occupy 56.02% of the portion of the office building owned by Ygnacio, representing approximately 5.50% of the future minimum base rental revenue under leases expiring on various dates between 2021 and 2025. These same tenants account for 8.1% and 22.53% of the base minimum rents for the years ended December 31, 2019 and 2018, respectively.

GK Clearwater LA Fitness, LLC

As of December 31, 2019, one tenant currently occupies 100% of the portion of the retail center owned by Clearwater, representing approximately 35.58% of the future minimum base rental revenue under a lease expiring in 2025. This tenant accounts for 10.83% of the base minimum rents for the year ended December 31, 2019.

Note 9 - Related Party Transactions

The Properties are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Ygnacio and Clearwater). In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

See Note 6 for the loan payable to GKSI IV, LLC, an entity managed by the Manager and the Sponsor of the Bonds.

Note 9 – Related Party Transactions (continued)

With respect to related parties, amounts incurred consisted of the following:

	2019	2018
GK Development, Inc.
Management fees (3% or 5% of gross collections)	$260,513	$220,546
Acquisition fees (2% of the purchase price)	296,997	-
Leasing commissions - capitalized	310,143	104,046
Reimbursed expenses	85,715	10,399
Interest on loans (Note 6)	-	1,544
Bond issuance costs	222,302	445,688
	$1,175,670	$782,223

GKSI IV
Interest on loans (Note 6)	$-	$455,729
Yield maintenance fees (Note 6)	-	1,967,620
Amounts due under Distribution Agreement (Note 6)	-	1,492,735
Financing fees	-	199,570

Total	$1,175,670	$4,897,877

At December 31, 2019 and 2018, $0 and $18,288, respectively, was due from GK Development, Inc., and is included in other assets on the accompanying consolidated balance sheets related to expenses paid by the Company on behalf of GK Development, Inc.

At December 31, 2019 and 2018, $20,544 and $21,064, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

Note 10 – Asset Acquisition of Rental Property

On July 9, 2019, the Company, through Clearwater, entered into an assignment of Purchase and Sale Agreement (“Assignment”), with GK Development, Inc., the Company’s Manager, and Sponsor, pursuant to which GK Development, Inc. assigned to Clearwater that certain purchase and sale agreement, as amended, to acquire a two-story, retail building located in Oak Brook, Illinois. The acquisition closed on July 9, 2019 for a purchase price of $15,203,540 (net of prorations). The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail building. The results from the acquisition have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the allocation of the assets and liabilities acquired at the date of acquisition:

Land and land improvements	$1,611,981
Rental property and improvements	11,120,690
Leasing commissions	440,782
Above-market leases	513,705
In-place leases	1,516,382
Net cash consideration	$15,203,540

The following table summarizes the consideration transferred for the acquisition:

Cash	$6,178,383
Note payable obtained - net of debt issuance costs	8,998,344
Closing prorations	26,812
Fair value of consideration paid	$15,203,540

Acquisition costs attributable to the acquisition of Clearwater, which include acquisition fees and other closing fees totaled $353,665 for the year ended December 31, 2019. Such costs have been capitalized and included in rental properties on the accompanying consolidated balance sheets.

The fair value of total identifiable net assets acquired was determined with the assistance of a third-party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based relying heavily on market observable data such as rent comparables, sales comparables, and broker indications. The purchase price was allocated to the assets acquired based on their relative fair market value.

Item 8.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)
Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(6)(a)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

	By:	GK Development, Inc.,
an Illinois corporation, Manager

Date: August 17, 2020	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: August 17, 2020	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President of our manager (Principal Executive Officer)